U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated March 5, 2004	4
2.	Press Release — dated March 5, 2004	5
3.	Press Release — dated March 12, 2004	6

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: March 12, 2004	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES $150 MILLION CREDIT FACILITY

Toronto, Ontario (March 5, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that it has entered into a Cdn $150 million revolving credit facility with a syndicate of three banks. This credit facility replaces the February 1999 credit facility and the Cdn $66.5 million revolving credit facility. The new facility contains similar financial covenants to the previous credit facilities. In the new facility, Canadian Imperial Bank of Commerce acted as administrative agent, co-lead arranger and bookrunner, LaSalle National Bank as syndication agent and co-lead arranger, and The Bank of Nova Scotia as documentation agent.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

A.M. BEST FINANCIAL STRENGTH RATINGS REASSIGNED TO KINGSWAY GENERAL AND YORK FIRE

Toronto, Ontario (March 5, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that A.M. Best has reassigned the financial rating of Kingsway General Insurance Company and York Fire & Casualty Insurance Company from A- (Excellent) to B++ (Very Good) and assigned a negative outlook. A.M. Best said that the rating action is as a result of the operating and underwriting performance of the subsidiary companies in 2002 and 2003 which is partially offset by rate increases, the strengthening of loss reserves, the progress made to reduce claim costs as well as the explicit financial support of Kingsway. A.M. Best further commented that Kingsway Financial has demonstrated its continued commitment to raising capital to provide support for the ongoing operations of its Canadian subsidiaries.

“We are disappointed with the rating action taken by A.M. Best, particularly after the actions taken to reduce claim costs, strengthen reserves and increase premiums”, said Bill Star, President & Chief Executive Officer. “Kingsway Financial continues to provide capital support to our Canadian companies to ensure they meet required capitalization standards. A.M. Best has expressed concerns regarding the impact of the regulatory changes to the automobile insurance product in Ontario and Alberta and has taken rating action on several major companies operating in the Canadian market, some of whom have requested that A.M. Best not publish their financial strength ratings”.

A.M. Best publishes independent opinions of an insurers’ financial strength and ability to meet policyholder obligations. According to A.M. Best, the companies rated at B++ (Very Good) have a good ability to meet the obligations to policyholders. All other subsidiaries in the group maintained their current ratings.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY ANNOUNCES RE-OPENING OF US$100 MILLION NOTE OFFERING

Toronto, Ontario (March 12, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that Kingsway America Inc., its wholly owned subsidiary, agreed to sell an additional U.S.$25 million of 7.50% Senior Notes due 2014, fully and unconditionally guaranteed by Kingsway Financial, in a private offering, subject to market and other customary conditions. The notes to be issued will be of the same series of securities as the U.S.$100 million Senior Notes issued on January 28, 2004. The price to investors will be 100.663% of the face amount of the notes, and interest will accrue from January 28, 2004, the initial date of issuance of the Senior Notes. The notes will be redeemable at Kingsway America’s option on or after February 1, 2009. Kingsway America intends to use the net proceeds to repay short-term bank indebtedness.

The notes were sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes have not been registered under the Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. Under the terms of a registration rights agreement, Kingsway America and Kingsway Financial agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission to permit the exchange of the notes for registered notes having terms substantially identical to those of the notes (except that the registered notes will not be subject to restrictions on ownership and transfer) or the registered resale of the notes.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888